Exhibit 99.1
BioNTech Announces First Quarter 2026 Financial Results and Corporate Update

•Five additional pivotal trials for pumitamig initiated during 2026 in collaboration with Bristol Myers Squibb
•Oncology pipeline strength and combination strategy highlighted through multiple clinical data updates, including pumitamig, gotistobart and antibody-drug conjugate programs
•Catalyst-rich year ahead with six late-stage pipeline data readouts expected across immunomodulators, antibody-drug conjugate and mRNA cancer immunotherapies
•COVID-19 2026/2027 season variant-adapted vaccine development and commercial preparation underway
•Operational efficiency to be enhanced through manufacturing footprint consolidation, supporting strategic capital allocation to further advance its growing oncology pipeline toward commercialization
•First quarter 2026 revenues of €118.1 million1, net loss of €531.9 million (adjusted2 net loss of €494.6 million), with diluted loss per share of €2.10 ($2.463) (adjusted2 diluted loss per share of €1.95 ($2.283))
•Reaffirmed full year 2026 financial guidance and strong financial position continue to de-risk execution with cash, cash equivalents and security investments of €16.8 billion4
•Share repurchase program of up to $1.0 billion over twelve months planned

Conference call and webcast scheduled for May 5, 2026, at 8:00 a.m. ET (2:00 p.m. CET)

MAINZ, Germany, May 5, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three months ended March 31, 2026 and provided an update on its corporate progress.

“In the first quarter, we made substantial progress in executing towards our oncology strategy, highlighted by data presentations from our priority pan-tumor program pumitamig as well as our versatile antibody-drug conjugate portfolio. Simultaneously, we continue to broaden our clinical programs to include novel-novel combinations in order to inform the optimal set-up for registrational combination trials and maximize the potential of our pipeline,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “We will continue to focus on accelerating our key strategic programs as we remain steadfast in our vision to translate our science into survival for patients living with cancer.”

Financial Review for First Quarter 2026

in millions €, except per share data	First Quarter 2026		First Quarter 2025
	IFRS Results	Adjusted Results[2]	IFRS Results	Adjusted Results[2]
Revenues	118.1	118.1	182.8	182.8
Net loss	(531.9)	(494.6)	(415.8)	(430.8)
Diluted loss per share	(2.10)	(1.95)	(1.73)	(1.79)

Revenues for the first quarter of 2026 were €118.1 million, compared to €182.8 million for the comparative prior year period. The decrease was primarily driven by lower revenues of BioNTech’s COVID-19 vaccines.

Research and development (“R&D”) expenses were €557.0 million for the first quarter of 2026, compared to €525.6 million for the comparative prior year period. R&D expenses were mainly driven by higher expenses for the development of immuno-oncology (“IO”) and antibody-drug conjugate

(“ADC”) programs, in particular pumitamig and gotistobart, as well as costs from operations of entities acquired during 2025, BioNTech China (previously Biotheus) and CureVac, and an impairment of an intangible asset. These effects were partly offset by lower R&D expenses related to the Company’s COVID‑19 vaccine collaboration with Pfizer Inc. (“Pfizer”).

Adjusted R&D expenses were €527.1 million for the first quarter of 2026, compared to €525.6 million for the comparative prior year period. For the first quarter of 2026, adjusted R&D expenses exclude the impairment of an intangible asset.

Sales, general and administrative (“SG&A”) expenses5 were €150.8 million for the first quarter of 2026, compared to €120.6 million for the comparative prior year period. The increase was mainly driven by the ongoing commercial build-up and the inclusion of operations of entities acquired in 2025, BioNTech China (previously Biotheus) and CureVac. These costs were partly offset by a reduction in external services.

Net loss was €531.9 million for the first quarter of 2026, compared to a net loss of €415.8 million for the comparative prior year period.

Adjusted net loss was €494.6 million for the first quarter of 2026, compared to an adjusted net loss of €430.8 million for the comparative prior year period.

Diluted loss per share was €2.10 for the first quarter of 2026, compared to a diluted loss per share of €1.73 for the comparative prior year period.

Adjusted diluted loss per share was €1.95 for the first quarter of 2026, compared to adjusted diluted loss per share of €1.79 for the comparative prior year period.

Cash, cash equivalents and security investments as of March 31, 2026, were €16,763.3 million, comprising €9,939.4 million in cash and cash equivalents, €4,696.9 million in current security investments disclosed as financial assets and €2,127.0 million in non-current security investments disclosed as financial assets.

Shares outstanding as of March 31, 2026, were 252,884,261, excluding 6,143,226 shares held in treasury.

“Our revenues for the first quarter reflect the seasonal demand for COVID-19 vaccines and are in line with our expectations,” said Ramón Zapata, Chief Financial Officer at BioNTech. “We are committed to a diligent capital allocation strategy that empowers us to pursue our goal of evolving into a leading biopharmaceutical company with multiple oncology products by 2030.”

Reaffirmed 2026 Financial Year Guidance6:

Revenues for the 2026 financial year	€2,000 – €2,300 m

In 2026, BioNTech anticipates lower COVID-19 vaccine revenues compared to 2025, driven by declines in both the European and United States markets. The United States continues to be a competitive and dynamic market, where, as a result, lower revenues are expected. In Europe, the Company expects lower revenues as it defends its market share and begins managing the transition away from multi-year contracts. In Germany specifically, BioNTech recognizes direct sales of its COVID-19 vaccines as revenue. Hence, the anticipated declines in sales of COVID-19 vaccines in Germany will have a direct impact on the Company’s topline, whereas revenues outside of Germany only affect the Company’s topline as part of the 50% gross profit split with its partner Pfizer. Per the outlined partnership terms, revenues from the collaboration with Bristol Myers Squibb Company (“BMS”) in 2026 are expected to be broadly in line with 2025. Revenues from the pandemic preparedness contract with the German government and service businesses are expected to remain stable.

Planned 2026 Financial Year Adjusted Expenses6:

Adjusted R&D expenses	€2,200 – €2,500 m
Adjusted SG&A expenses[5]	€700 – €800 m

BioNTech will continue to focus investments on R&D and scaling the business for late-stage development and commercial readiness in oncology, while remaining cost-disciplined. Strategic capital allocation will continue to foster innovation and be a key driver of the Company’s trajectory. As part of BioNTech’s strategy, the Company may continue to evaluate appropriate corporate development opportunities with the aim of driving sustainable long-term growth and creating future value.

Planned Capital Return to Shareholders
The Management Board and Supervisory Board expect to authorize a share repurchase program of BioNTech’s American Depositary Shares (“ADSs”), pursuant to which the Company may repurchase ADSs in the amount of up to $1.0 billion over the next twelve months. BioNTech expects to use the repurchased ADSs to satisfy obligations in the ordinary course of business. The program is designed to enhance capital efficiency and support long-term value creation to execute BioNTech’s objective to become a multi-product company by 2030.

Manufacturing Footprint Consolidation
BioNTech continues to allocate capital strategically while optimizing capacities broadly to drive operational efficiency and sustainable value creation. To this end, BioNTech plans to align and consolidate its manufacturing network further where excess capacity is expected, due to evolving supply needs, mergers and acquisitions, BioNTech’s partners’ manufacturing capacities and completion of contracts.

BioNTech plans to exit operations at the manufacturing sites in Idar-Oberstein, Marburg, and Singapore as well as CureVac’s sites, affecting up to approximately 1,860 positions in total. The exit from the sites in Idar-Oberstein, Marburg, and Tübingen is planned by the end of 2027, while operations in Singapore are expected to conclude in Q1 2027. For each of these manufacturing sites, BioNTech is exploring divestment options, including a partial or total sale.

BioNTech expects cost savings to ramp up over time, potentially reaching approximately €500 million in recurring annual savings upon full implementation of the measures in 2029.7 These savings are intended to support the Company’s capital allocation to further advance its growing oncology pipeline toward commercialization.

BioNTech continues to ensure a robust drug supply via its established manufacturing network. No impact on commercial or clinical supply nor contractual obligations is expected as the affected sites will become underutilized or idle in the next 24 months.

The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed today with the United States Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1 All numbers in this press release have been rounded.
2 In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of the Company’s business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found at the end of this press release and in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside the Company’s financial statements prepared in accordance with IFRS Accounting Standards.
3 Calculated applying the average foreign exchange rate for the three months ended March 31, 2026, as published by the German Central Bank (Deutsche Bundesbank).
4 As of March 31, 2026.
5 Sales, general and administrative expenses (“SG&A”) include sales and marketing expenses as well as general and administrative expenses. Adjusted SG&A expenses include adjusted sales and marketing expenses as well as adjusted general and administrative expenses.
6 Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov.
7 Expected savings relative to BioNTech's 2025 cost base and CureVac's 2026 budget; do not reflect partially offsetting costs for Contract Development and Manufacturing Organizations (“CDMO”) use or transfer to other sites; and exclude exit costs, which will be recorded as incurred.
8 An overview of abbreviations of target structures and indications is compiled in a directory at the end of this press release.

Select Oncology Pipeline Updates

Next-Generation Immunomodulators and Combinations

Pumitamig (BNT327/BMS986545) is an investigational bispecific immunomodulator combining PD-L18 checkpoint inhibition with VEGF-A neutralization that is being developed in collaboration with BMS.

•In the first quarter of 2026, the following pivotal trials evaluating pumitamig were initiated:
◦A global Phase 3 clinical trial in patients with first-line triple-negative breast cancer (“TNBC”) (ROSETTA Breast-01; NCT07173751).
◦A global Phase 2/3 clinical trial in first-line microsatellite stable colorectal cancer (“MSS-CRC”) (ROSETTA CRC-203; NCT07221357).
◦A global Phase 2/3 clinical trial in first-line gastric cancer (ROSETTA Gastric-204; NCT07221149).
◦A global Phase 3 clinical trial (ROSETTA Lung-201; NCT07361497) is being conducted to evaluate pumitamig compared to durvalumab following concurrent chemoradiation therapy in patients with unresectable stage III non-small cell lung cancer (“NSCLC”).
◦A global Phase 3 clinical trial (ROSETTA Lung-202; NCT07361510) is being conducted to evaluate pumitamig compared to pembrolizumab as a first-line treatment for patients with advanced PD-L1 ≥ 50% NSCLC.

•A global Phase 2/3 clinical trial (ROSETTA Lung-02; NCT06712316) is ongoing to evaluate pumitamig in combination with chemotherapy compared to pembrolizumab and chemotherapy in patients with first-line NSCLC. The Phase 3 part of the trial is currently recruiting. Data from the Phase 2 part of the trial are expected at the American Society of Clinical Oncology (“ASCO”) Annual Meeting 2026 (May 29 - June 2, 2026).

•Pumitamig is also being evaluated in additional solid tumor indications, including first-line hepatocellular carcinoma (“HCC”), second-line glioblastoma (“GBM”), first-line pancreatic ductal adenocarcinoma (“PDAC”) and first-line renal cell carcinoma (“RCC”) in various Phase 1/2 and Phase 2 trials, both as monotherapy and in combination with standard of care.

•BioNTech has several signal-seeking clinical trials ongoing evaluating pumitamig with the Company’s proprietary assets. These trials will inform the dose selection for pumitamig and explore anti-tumor activity in multiple tumors for later-stage development. Multiple data readouts from these combinations are expected in 2026.

•In April 2026, BioNTech and Boehringer Ingelheim announced a clinical trial collaboration to assess the safety, tolerability and early clinical activity of pumitamig in combination with obrixtamig (BI 764532), Boehringer Ingelheim’s investigational DLL3/CD3 T‑cell engager, in extensive‑stage small cell lung cancer (“ES-SCLC”). Under the agreement, BioNTech will supply pumitamig and Boehringer Ingelheim will be the regulatory sponsor of the Phase 1b/2 trial.

Gotistobart (BNT316/ONC-392) is a tumor microenvironment-selective regulatory T cell depletion candidate that targets CTLA-4 and is being developed in collaboration with OncoC4, Inc. (“OncoC4”).

•A global Phase 3 clinical trial (PRESERVE-003; NCT05671510) is ongoing to evaluate the efficacy and safety of gotistobart as monotherapy in patients with metastatic squamous NSCLC that progressed under previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment.
•In March 2026, updated data from the non-pivotal dose-confirmation stage, the first of two stages of the global Phase 3 clinical trial, were presented at the European Lung Cancer Congress (“ELCC”). Gotistobart demonstrated a clinically meaningful overall survival benefit compared to standard of care chemotherapy and a manageable safety profile in patients with squamous NSCLC whose disease had progressed following anti-PD-(L)1 therapy and platinum-based chemotherapy.
•Based on current event accrual projections, interim data from the pivotal stage of the two-stage Phase 3 clinical trial are expected in 2026.
•In January 2026, gotistobart received Orphan Drug Designation from the U.S. Food and Drug Administration (“FDA”) for the treatment of squamous NSCLC. In 2022, gotistobart received Fast Track Designation from the FDA for the treatment of patients with metastatic NSCLC whose disease progressed on prior anti-PD-(L)1 therapy.

Antibody-Drug Conjugates

Trastuzumab pamirtecan (BNT323/DB-1303) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”).

•A Phase 1/2 clinical trial (NCT05150691) is being conducted to evaluate trastuzumab pamirtecan in patients with advanced HER2-expressing tumors. A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with recurrent endometrial cancer (“EC”) is fully recruited.
•In April 2026, updated data from this trial were presented at the Society of Gynecologic Oncology (“SGO”) Annual Meeting. Trastuzumab pamirtecan demonstrated encouraging clinical efficacy across all HER2 expression levels and regardless of prior immunotherapy treatment. The safety profile in patients with pretreated advanced or metastatic EC was manageable and generally consistent with that of HER2-targeted biologics.
•BioNTech and DualityBio plan to file a biologics license application (“BLA”) in 2026, subject to regulatory feedback.

•A Phase 3 trial (FERN-EC-01, NCT06340568) is being conducted to evaluate trastuzumab pamirtecan compared to investigator’s choice of chemotherapy in patients with advanced and HER2-expessing recurrent EC.
•A global Phase 3 clinical trial (DYNASTY-Breast02, NCT06018337) to evaluate trastuzumab pamirtecan in patients with HR-positive, HER2-low metastatic breast cancer is ongoing. Based on current event accrual projections, data are expected in 2026.

BNT324/DB-1311 is an ADC candidate targeting B7H3 that is being developed in collaboration with DualityBio.

•In February 2026, updated data from a Phase 1/2 clinical trial (NCT05914116) were presented at the ASCO Genitourinary Cancers Symposium. BNT324/DB-1311 demonstrated durable efficacy in heavily pretreated metastatic castration-resistant prostate cancer (“mCRPC”) patients with no new safety signals reported.
•In April 2026, updated data from this trial were presented at the SGO Annual Meeting. BNT324/DB-1311 showed encouraging efficacy in previously treated cervical cancer and platinum resistant ovarian cancer (“PROC”) particularly in patients with treatment-naïve cervical cancer. The safety profile in gynecologic malignancies was consistent with previous reports, and no new safety signals were observed.
•A Phase 3 clinical trial (NCT07365995) to evaluate BNT324/DB-1311 compared to docetaxel in patients with mCRPC, is expected to initiate in 2026.

Corporate and Commercial Update for the First Quarter 2026 and Post Period Events

•BioNTech and Pfizer developed, manufactured and delivered their variant-adapted COVID-19 vaccines, which have received multiple regulatory approvals, including full approvals, authorizations for emergency or temporary use or marketing authorizations, in more than 40 countries and regions. BioNTech is now focused on preparing for variant strain vaccine adaptation to be ready for commercial launch ahead of the upcoming 2026/2027 vaccination season, pending approvals.

•In March 2026, BioNTech announced plans for an independent company to be established and led by BioNTech co-founders Prof. Ugur Sahin, M.D., and Prof. Özlem Türeci, M.D. The new company with distinct resources, operations and funding options will advance next-generation mRNA innovations. BioNTech plans to contribute related rights and mRNA technologies to the new company to enable and support the prioritized development of next-generation mRNA innovations with disruptive potential. With both companies focusing on their respective strategic priorities, BioNTech expects to maximize value for patients and shareholders alike. Ugur Sahin and Özlem Türeci will transition into the management of their new company by the end of 2026 after their current service agreements end. BioNTech’s Supervisory Board has initiated an executive search to identify successors for the positions to ensure a smooth transition and seamless execution of BioNTech’s strategy.

•In March 2026, BioNTech published its Sustainability Report 2025. BioNTech recognizes the responsibility it has in how it is conducting its business and the impact its activities have on the economy, people, and the environment. The Sustainability Report 2025 outlines BioNTech's efforts, progress, key initiatives, and data as well as highlights in its corporate sustainability and responsibility over the past year.

Upcoming Investor and Analyst Events
•BioNTech Annual General Meeting: May 15, 2026
•BioNTech Second Quarter 2026 Financial Results and Corporate Update: August 4, 2026

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, May 5, 2026, at 8:00 a.m. ET (2:00 p.m. CET) to report its financial results and provide a corporate update for the first quarter of 2026.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; the terms of the preliminary discussions between BioNTech and the co-founders regarding the potential contribution of certain BioNTech assets to an independent company; BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with Bristol Myers Squibb; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or annual booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Abbreviation Overview

1L	First line
2L	Second line
ADC	Antibody-drug conjugate
B7H3	Also known as CD276, cluster of differentiation 276
BLA	Biologics license application
CTLA-4	Cytotoxic T-lymphocyte-associated protein
EC	Endometrial cancer
ES-SCLC	Extensive‑stage small cell lung cancer
GBM	Glioblastoma
HCC	Hepatocellular carcinoma
HER2 (or HER3)	Human epidermal growth factor receptor 2 (or 3)
HPV16	Human papilloma virus 16
HR	Hormone receptor
IHC3+, 2+, 1+	Immunohistochemistry score 1+ (or 2+ or 3+)
IO	Immuno-oncology
ISH-positive	In-situ hybridization positive
mCRPC	Metastatic castration-resistant prostate cancer
MSS-CRC	Microsatellite stable colorectal cancer
NSCLC	Non-small cell lung cancer
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (death-ligand) 1
PROC	Platinum resistant ovarian cancer
RCC	Renal cell carcinoma
SCLC	Small cell lung cancer
TNBC	Triple-negative breast cancer
TROP2	Trophoblast cell-surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Interim Condensed Consolidated Statements of Profit or Loss

	Three months ended March 31,

	2026	2025
(in millions €, except per share data)	(unaudited)	(unaudited)
Revenues	118.1	182.8
Cost of sales	(71.4)	(83.8)
Research and development expenses	(557.0)	(525.6)
Sales and marketing expenses	(27.9)	(13.7)
General and administrative expenses	(122.9)	(106.9)
Other operating expenses	(46.8)	(48.5)
Other operating income	30.4	61.6
Operating loss	(677.5)	(534.1)
Finance income	120.6	122.6
Finance expenses	(11.2)	(33.9)
Loss before tax	(568.1)	(445.4)
Income taxes	36.2	29.6
Net loss	(531.9)	(415.8)
Loss per share
Basic and diluted loss per share	(2.10)	(1.73)

Interim Condensed Consolidated Statements of Profit or Loss
(Adjusted Results)

Adjusted Results (non-IFRS measures)[1]	Three months ended March 31,

	2026	2025
(in millions €, except per share data)	(unaudited)	(unaudited)
Adjusted research and development expenses	(527.1)	(525.6)
Adjusted other operating expenses	(39.4)	(48.5)
Adjusted other operating income	30.4	46.6
Adjusted operating loss	(640.2)	(549.1)
Adjusted loss before tax	(530.8)	(460.4)
Adjusted net loss[2]	(494.6)	(430.8)
Adjusted loss per share
Adjusted basic and diluted loss per share	(1.95)	(1.79)
1 Certain adjusted results presented in this table are identical to BioNTech’s results under IFRS Accounting Standards. Reconciliation of all other adjusted results to the Company’s IFRS results can be found at the end of this press release and in BioNTech’s Report on Form 6-K for the period ended March 31, 2026 filed on May 5, 2026, which is available at www.sec.gov.
2 Tax effects are not considered as part of our non-IFRS adjustments.

Interim Condensed Consolidated Statements of Financial Position

	March 31	December 31,
(in millions €)	2026	2025
Assets	(unaudited)
Non-current assets
Goodwill	370.5	367.9
Other intangible assets	1,546.8	1,606.0
Property, plant and equipment	1,112.7	1,080.9
Right-of-use assets	205.5	210.2
Contract assets	—	2.0
Other financial assets	2,279.9	2,554.2
Other non-financial assets	12.2	7.3
Deferred tax assets	14.7	13.5
Total non-current assets	5,542.3	5,842.0
Current assets
Inventories	103.8	110.7
Trade and other receivables	539.2	924.2
Contract assets	8.9	8.1
Other financial assets	4,699.8	7,201.8
Other non-financial assets	176.6	173.8
Income tax assets	64.1	52.6
Cash and cash equivalents	9,939.4	7,675.4
Total current assets	15,531.8	16,146.6
Total assets	21,074.1	21,988.6

Equity and liabilities
Equity
Share capital	259.0	259.0
Capital reserve	2,468.2	2,473.3
Treasury shares	(6.1)	(7.7)
Retained earnings	17,430.0	17,961.9
Other reserves	(1,453.3)	(1,462.3)
Total equity	18,697.8	19,224.2
Non-current liabilities
Lease liabilities, loans and borrowings	246.1	215.2
Other financial liabilities	92.0	94.9
Provisions	23.8	35.5
Contract liabilities	87.7	88.0
Other non-financial liabilities	108.8	104.2
Deferred tax liabilities	52.9	84.3
Total non-current liabilities	611.3	622.1
Current liabilities
Lease liabilities, loans and borrowings	56.7	52.2
Trade payables and other payables	468.8	534.9
Other financial liabilities	77.5	351.7
Income tax liabilities	38.1	65.6
Provisions	167.0	145.3
Contract liabilities	758.5	754.9
Other non-financial liabilities	198.4	237.7
Total current liabilities	1,765.0	2,142.3
Total liabilities	2,376.3	2,764.4
Total equity and liabilities	21,074.1	21,988.6

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,

	2026	2025
(in millions €)	(unaudited)	(unaudited)
Operating activities
Net loss	(531.9)	(415.8)
Income taxes	(36.2)	(29.6)
Loss before tax	(568.1)	(445.4)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	121.3	42.8
Share-based payment expenses	22.8	22.1
Net foreign exchange differences	0.4	48.3
Gain on disposal of property, plant and equipment	(0.1)	(0.1)
Finance income excluding foreign exchange differences	(111.0)	(122.6)
Finance expense excluding foreign exchange differences	11.2	7.9
Government and similar grants	(17.6)	(14.5)
Other non-cash income	—	(15.0)
Working capital adjustments:
Decrease in trade and other receivables, contract assets and other assets	431.1	520.7
Decrease in inventories	7.0	33.8
Decrease in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(371.9)	(981.6)
Interest received and realized gains from cash and cash equivalents	86.6	118.6
Interest paid and realized losses from cash and cash equivalents	(3.3)	(3.1)
Income tax paid, net	(41.6)	(12.2)
Share-based payments	(2.1)	(3.6)
Government and similar grants received	14.3	23.2
Net cash flows used in operating activities	(421.0)	(780.7)
Investing activities
Purchase of property, plant and equipment	(56.8)	(48.9)
Proceeds from sale of property, plant and equipment	1.6	0.5
Purchase of intangible assets	(22.1)	(569.2)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(78.5)
Investment in other financial assets	(1,550.2)	(2,507.7)
Proceeds from maturity of other financial assets	4,278.1	4,450.6
Net cash flows from investing activities	2,650.6	1,246.8
Financing activities
Proceeds from loans and borrowings	38.4	—
Repayment of loans and borrowings	(0.1)	(4.5)
Payments related to lease liabilities	(11.9)	(9.3)
Net cash flows from / (used in) financing activities	26.4	(13.8)
Net increase in cash and cash equivalents	2,256.0	452.3
Change in cash and cash equivalents resulting from exchange rate differences	(3.4)	(16.1)
Change in cash and cash equivalents resulting from other valuation effects	11.4	(13.2)
Cash and cash equivalents at the beginning of the period	7,675.4	9,761.9
Cash and cash equivalents as of March 31	9,939.4	10,184.9
Certain prior period lines were aggregated to conform to current period presentation.

Non-IFRS Reconciliation

Non-IFRS Reconciliation for the three months ended March 31, 2026

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Research and development expenses	(557.0)	—	29.9	—	—	(527.1)
Other operating expenses	(46.8)	—	—	7.4	—	(39.4)
Operating loss	(677.5)	—	29.9	7.4	—	(640.2)
Loss before tax	(568.1)	—	29.9	7.4	—	(530.8)
Net loss[1]	(531.9)	—	29.9	7.4	—	(494.6)
Loss per share
Basic and diluted loss per share	(2.10)					(1.95)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the three months ended March 31, 2025

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Other operating income	61.6	—	—	—	(15.0)	46.6
Operating loss	(534.1)	—	—	—	(15.0)	(549.1)
Loss before tax	(445.4)	—	—	—	(15.0)	(460.4)
Net loss[1]	(415.8)	—	—	—	(15.0)	(430.8)
Loss per share
Basic and diluted loss per share	(1.73)					(1.79)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.